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                            February 2, 2021

       Kate Beebe DeVarney, Ph.D.
       President and Chief Operating Officer
       Titan Pharmaceuticals, Inc.
       400 Oyster Point Blvd., Suite 505
       South San Francisco, California 94080

                                                        Re: Titan
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 27,
2021
                                                            File No. 333-252482

       Dear Dr. DeVarney:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please provide updated executive compensation and director compensation to reflect data for your most recently
completed fiscal year pursuant to Item 402 of Regulation S-K. For guidance, refer to
Question 117.05 of the Compliance and Disclosure Interpretations for
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kate Beebe DeVarney, Ph.D.
Titan Pharmaceuticals, Inc.
February 2, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameKate Beebe DeVarney, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameTitan Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
February 2, 2021 Page 2
cc:       Fran Stoller
FirstName LastName